

November 22, 2021

William Shepro
Chairman and Chief Executive Officer
Altisource Portfolio Solutions S.A.
40, avenue Monterey
L-2163 Luxembourg
Grand Duchy of Luxembourg

> **Re: Altisource Portfolio Solutions S.A.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 11, 2021**
> **File No. 001-34354**

Dear Mr. Shepro:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 6. Selected Financial Data
Non-GAAP Measures, page 29

1. For each non-GAAP measure presented, please explain in greater detail how management uses the measure and why you believe it provides useful information to investors regarding your liquidity or performance. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

2. Please expand your disclosure to clarify how you determined the tax effects related to the adjustments in calculating the adjusted net (loss) income attributable to Altisource and adjusted diluted (loss) earnings per share measures in each reporting period presented. Please also tell us why it is not necessary to provide tax effects on the unrealized gain on investment in equity securities adjustment in 2020.

3.   Please disclose your purpose for including the adjustments for Pointillist losses in calculating the adjusted net (loss) income attributable to Altisource, adjusted diluted (loss) earnings per share, and adjusted EBITDA measures. Please tell us how you determined it is appropriate to add back the Pointillist losses to arrive at the non-GAAP measures. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 40

4.   You attribute the changes in revenue, cost of revenue, and gross profit over the reporting periods to multiple factors. Please expand your results of operations discussion to quantify the amount of changes contributed by each underlying factor that you identified. Refer to Item 303 of Regulation S-K.

Liquidity and Capital Resources
Cash Flows, page 47

5.   Net (loss) income adjusted for non-cash items appears to be a non-GAAP financial measure. Please provide the disclosure required by Item 10(e) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Keira Nakada at 202-551-3659 or Suying Li at 202-551-3335 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services